CONSENT OF INDEPENDENT ACCOUNTANT

To the Management of CONSUMER COOPERATIVE GROUP, INC

We hereby consent to the inclusion in the Offering Circular filed under Regulation A on Form 1-A of our report dated April 28, 2021, with respect to the Balance Sheets of CONSUMER COOPERATIVE GROUP, INC as of December 31, 2020, and 2019, and the related Profit & Loss Statements, Statements of Cashflows, and Statements of Shareholders Equity for the years then ended, and the related notes to the financial statements.

The above referenced report is a result of our independent audit performed for the years ended December 31, 2020, and December 31, 2019, in which we were independent during the referenced periods. We also consent to the reference to our firm under the caption “Experts”.

Omar Alnuaimi, CPA Naperville, IL

April 28, 2021